EXHIBIT 99.1

eFuture Announces Unaudited Third Quarter 2015 Financial Results

BEIJING, Nov. 20, 2015 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Financial and Operational Highlights

  Third quarter total revenue increased 6% year-over-year to RMB36.1 million (US$5.7 million).
  Gross profit increased 7% year-over-year to RMB16.4 million (US$ 2.6 million).
  Adjusted EBITDA was negative RMB0.8 million (US$0.01 million), compared to negative RMB0.1 million in the third quarter 2014.
  Operating loss was RMB3.7 million (US$ 0.6 million), compared to an operating loss of RMB1.8 million in the third quarter 2014.
  Net loss was RMB3.9 million (US$0.6 million), compared to a net loss of RMB 1.8 million in the third quarter 2014.
  Backlog as of September 30, 2015 decreased 11% year-over-year to RMB197.7 million (US$31.1 million).

"In the first half of 2015, we focused on the company's management structure realignment to better serve our core business--software and services. We also adjusted and more clearly identified the direction of innovative businesses and selected a few early-stage projects for incubation. In the third quarter of 2015, we fine-tuned the company's business strategy--build an open and cooperative software and cloud service platform that forms the omni-channel sales loop by connecting retailers, merchandises and consumers and provides an O2O ("Online together with Offline") matchmaker service to help internet platforms cooperate with physical retailers in different real-world scenarios." Mr. David Ren, Chief Executive Officer of eFuture, commented.

Ms. Ping Yu, Chief Financial Officer, further commented, "Due to the continued reduction of physical retail business under the current macro economy condition, our contract value and associated backlog decreased in the third quarter of 2015. However, new business opportunities in the O2O area should benefit both physical retailers and internet players and help to create greater demand for eFuture's services. We believe that we have the strongest physical retail client base especially among top 100 chain retailers. Looking ahead, we will continue to enhance our core software business and invest in high-potential innovative synergistic businesses. We remain confident in our repositioned strategy and our ability to acquire new revenue streams for our omni-channel cloud service platform over the long term."

THIRD QUARTER 2015 FINANCIAL RESULTS

Revenue

Total revenue for the third quarter 2015 increased 6% to RMB36.1 million (US$5.7 million) from RMB34.0 million in the third quarter 2014.

Revenue Breakdown

	3Q14	3Q15
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Software revenue	13,497	13,337	2,099	-1%
Hardware revenue	597	605	95	1%
Service fee revenue	19,906	22,208	3,494	12%
Total	34,000	36,150	5,688	6%

Software revenue for the third quarter 2015 decreased 1% year-over-year to RMB13.3 million (US$2.1 million) from RMB13.5 million in the third quarter 2014.

Hardware revenue in the third quarter 2015 increased 1% year-over-year to RMB0.6 million (US$0.1 million) from RMB0.6 million in the third quarter 2014.

Service fee revenue for the third quarter 2015 increased 12% year-over-year to RMB22.2 million (US$3.5 million) from RMB19.9 million in the third quarter 2014. The increase was primarily attributable to increased revenue recognized from customers in the shopping mall industry in the third quarter 2015.

Cost of Revenue

Cost of revenue for the third quarter 2015 increased 6% to RMB19.8 million (US$3.1 million) from RMB18.7 million in the third quarter 2014. The primary reason was the increased amortization of software costs associated with myStore development from previous years.

Cost of Revenue Breakdown

	3Q14	3Q15
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Cost of software revenue	2,720	2,895	456	6%
Cost of hardware revenue	574	301	47	-48%
Cost of service fee revenue	14,482	13,762	2,166	-5%
Amortization of software costs	943	2,799	440	197%
Total	18,719	19,757	3,109	6%

Gross Profit and Gross Margin

Gross profit increased by 7% year-over-year to RMB16.4million (US$2.6 million) from RMB15.3 million in the third quarter 2014, and consolidated gross margin for the third quarter 2015 and 2014 was 45%, consolidated gross margin remained stable.

Operating Expenses

Research and development ("R&D") expenses for the third quarter 2015 increased 118% year-over-year to RMB2.8 million (US$0.4 million), or 8% of total revenue, compared with RMB1.3 million, or 4% of total revenue in the third quarter 2014. The increase in R&D expenses was primarily attributable to an expenditure relating to a software project and myStore in the third quarter 2015.

General and administrative expenses ("G&A") for the third quarter 2015 increased  50% year-over-year to RMB8.7 million (US$1.4 million), representing 24% of total revenue, compared with RMB5.8 million, or 17% of total revenue in the third quarter 2014. The increase in G&A expenses was primarily attributable to an increased bad debt provision resulting from a trade receivable that had not been collected on schedule, as well as higher rental costs and expenses resulting from moving into two new offices in Beijing.

Selling and distribution ("S&D") expenses for the third quarter 2015 decreased 14% year-over-year to RMB8.6 million (US$1.4 million), representing 24% of total revenue, compared with RMB10.0 million, or 29% of total revenue in the third quarter 2014. The decrease in S&D expenses was primarily attributable to decreased promotion expenses on streamlined innovative businesses, as well as improved management efficiency.

Operating Loss

Operating loss in the third quarter 2015 was RMB3.7 million (US$0.6 million), compared to operating loss of RMB1.8 million in the third quarter 2014.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

Third quarter 2015 net loss was RMB3.9 million (US$0.6 million), compared with a net loss of RMB1.8 million in the third quarter 2014. Adjusted net loss for the third quarter 2015 was RMB0.7 million (US$0.1 million), compared with an adjusted net loss of RMB0.5 million in the third quarter 2014.

Basic and diluted loss per share in the third quarter 2015 was RMB0.81 (US$0.13), compared to basic and diluted loss per share of RMB0.43 in the third quarter 2014. Adjusted diluted loss per share was RMB0.15 (US$0.02), compared to adjusted diluted loss per share of RMB0.13 in the third quarter 2014.

EBITDA

Adjusted EBITDA for the third quarter 2015 was negative RMB0.08 million (US$0.01 million), compared to negative RMB0.13 million in the third quarter 2014.

Balance Sheet and Cash Flow

As of September 30, 2015, cash and cash equivalents were RMB48.4 million (US$7.6 million), a decrease of RMB16.2 million from RMB64.6 million as of December 31, 2014, The decrease was primarily attributable to the payment of annual bonuses and expenditures incurred on customers' projects.

Total accounts receivable as of September 30, 2015 decreased 15% to RMB34.8 million (US$5.5 million) from RMB40.9 million as of December 31, 2014.  We also strengthened the management of our accounts receivable relative to 2014.

Inventory and work in process as of September 30, 2015 increased 204% to RMB44.2 million (US$7.0 million) from RMB14.6 million as of December 31, 2014. The increase was primarily attributable to a great number of on-going projects which had not reached the point of revenue recognition.

For the quarter ended September 30, 2015, net cash provided by operating activities was RMB10.3 million (US$1.6 million). Net cash used in investing activities was RMB3.4 million (US$0.5 million). Net cash used in financing activities was RMB3.0 million (US$0.5 million).

FOURTH QUARTER 2015 GUIDANCE

eFuture expects total revenue for the fourth quarter 2015 to be in the range of RMB82 million (US$12.9 million) to RMB88 million (US$13.8 million). Adjusted EBITDA for the fourth quarter 2015 is expected to be in the range of RMB9 million (US$1.4 million) to RMB13 million (US$2.0 million).

TAX INSPECTION

The Beijing tax authority has recently conducted a tax inspection on our wholly owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. ("eFuture Beijing") for the period from 2004 to 2014. Due to the timing difference between financial reporting and tax reporting regarding the realization of income from revenue and advance payments from customers, the Beijing tax authority has taken the position that eFuture Beijing failed, under local tax regulations, to recognize income and, therefore timely make tax payments. Based on our internal estimates, eFuture Beijing may be required to pay the unpaid taxes and possibly a fine and late payment fees, in the range between RMB6.0 million  (US$0.9millon) and RMB30.9 million (US$4.9million). Since our previously filed US financial statements have provided provisions for the unpaid taxes, our auditors have concluded that a restatement of financial statements is not required. Any unpaid tax, fine and late payment fees (if any) are expected to be due within 2015 after they are issued by the Beijing tax authority. The funds need to pay taxes, fines and late payment fees will come from our working capital and we anticipate that the expense will be booked in the fourth quarter in 2015. eFuture Beijing has taken several corrective measures, including personnel changes and staff training regarding Chinese tax law compliance, so this does not occur again.

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.3556 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2015 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture's unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to eFuture's historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture's management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture's management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company's cost structure. eFuture's management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture's financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture's operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company's year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries. eFuture's clients include over 1,000 active retailers with more than 50,000 physical stores across China, of which approximately 45% were ranked among the top 100 chain retailers during 2014. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of November 20, 2015, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.3556
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	September 30,	September 30,
	2014	2015	2015
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	64,558,916	48,378,950	7,612,019
Trade receivables,net of allowance for doubtful accounts of ¥4,502,766 and ¥7,220,496($1,136,084), respectively	40,889,759	34,833,964	5,480,830
Refundable value added tax	6,765,916	3,178,803	500,158
Advances to employees	1,117,272	996,375	156,771
Other receivables	2,474,076	2,520,063	396,511
Prepaid expenses	1,554,052	1,578,871	248,422
Inventory and work in process,net of inventory provision of ¥4,356,091 and ¥1,962,802($308,830), respectively	14,560,195	44,241,606	6,961,043
Deferred tax assets, current portion	7,046,782	7,012,586	1,103,371
Total current assets	138,966,968	142,741,218	22,459,125
Non-current assets
Long-term investments,net of impairment of ¥240,000 and ¥240,000($37,762), respectively	--	--	--
Property and equipment, net of accumulated depreciation of ¥9,515,986 and ¥10,556,401($1,660,961), respectively	3,279,483	3,967,689	624,282
Intangible assets, net of accumulated amortization of ¥80,190,029 and ¥85,734,817($13,489,650), respectively	40,294,260	39,145,579	6,159,226
Goodwill	80,625,667	80,625,667	12,685,768
Deferred tax assets	919,637	983,709	154,778
Total non-current assets	125,119,047	124,722,644	19,624,054
Total assets	264,086,015	267,463,862	42,083,179

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	10,692,003	10,000,000	1,573,416
Trade payables	12,509,613	11,835,505	1,862,217
Other payables	17,978,021	13,596,533	2,139,300
Accrued expenses	24,685,555	7,849,899	1,235,115
Taxes payable	16,128,358	8,969,722	1,411,310
Advances from customers	51,661,078	78,425,769	12,339,633
Total current liabilities	133,654,628	130,677,428	20,560,991

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized;3,989,626 shares and 4,858,651 shares issued and outstanding, respectively	2,357,978	2,762,195	434,608
Additional paid-in capital	234,405,541	255,567,492	40,211,387
Statutory reserves	8,574,634	8,574,634	1,349,146
Accumulated deficits	(114,906,766)	(130,117,887)	(20,472,951)
Total equity	130,431,387	136,786,434	21,522,190
Total liabilities and equity	264,086,015	267,463,862	42,083,181

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES							Exchange rate	6.3556
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Nine months ended				Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars		Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,		September 30,	September 30,	September 30,
	2014	2015	2015	Y-o-Y Change	2014	2015	2015	Y-o-Y Change
	(Unaudited)	(Unaudited)	(Unaudited)%		(Unaudited)	(Unaudited)	(Unaudited)%
Revenues
Software revenue	28,764,116	31,743,786	4,994,617	10%	13,497,500	13,336,840	2,098,439	-1%
Hardware revenue	2,440,437	6,231,569	980,485	155%	596,737	605,285	95,236	1%
Service fee revenue	56,700,616	54,579,794	8,587,670	-4%	19,905,857	22,207,540	3,494,169	12%
Total revenues	87,905,169	92,555,149	14,562,770	5%	34,000,094	36,149,665	5,687,845	6%

Cost of revenues
Cost of software revenue	7,468,927	7,144,706	1,124,159	-4%	2,720,186	2,894,822	455,476	6%
Cost of hardware revenue	2,304,670	5,325,887	837,983	131%	574,264	300,869	47,339	-48%
Cost of service fee revenue	39,700,584	36,687,609	5,772,486	-8%	14,481,585	13,762,134	2,165,356	-5%
Amortization of software costs	2,811,196	5,544,788	872,426	97%	943,319	2,798,826	440,372	197%
Total cost of revenues	52,285,377	54,702,990	8,607,054	5%	18,719,354	19,756,651	3,108,542	6%

Gross profit	35,619,792	37,852,159	5,955,716	6%	15,280,740	16,393,014	2,579,302	7%

Operating expenses
Research and development expenses	2,030,635	4,681,306	736,564	131%	1,283,817	2,800,766	440,677	118%
General and administrative expenses	17,074,046	23,071,164	3,630,053	35%	5,804,916	8,718,122	1,371,723	50%
Selling and distribution expenses	29,722,098	24,901,876	3,918,100	-16%	9,988,986	8,606,659	1,354,185	-14%
Total operating expenses	48,826,779	52,654,346	8,284,717	8%	17,077,719	20,125,547	3,166,585	18%

Loss from operations	(13,206,987)	(14,802,187)	(2,329,001)		(1,796,979)	(3,732,533)	(587,283)

Other income (expenses)
Interest income	481,260	237,051	37,298		70,717	54,850	8,630
Interest expenses	(25,025)	(708,758)	(111,517)		(25,025)	(222,530)	(35,013)
Other income	564,481	302,154	47,541		429,509	293,351	46,156
Foreign currency exchange gain	19,015	130,743	20,571		341	189,786	29,861
Loss before income tax	(12,167,256)	(14,840,997)	(2,335,106)		(1,321,437)	(3,417,076)	(537,648)
Less: Income tax expense (benefit)	(827,921)	370,124	58,236		477,562	478,126	75,229
Net loss	(11,339,335)	(15,211,121)	(2,393,342)		(1,798,999)	(3,895,202)	(612,877)
Loss per share
Basic	(2.69)	(3.36)	(0.53)		(0.43)	(0.81)	(0.13)
Diluted	(2.69)	(3.36)	(0.53)		(0.43)	(0.81)	(0.13)
Basic weighted average shares outstanding	4,217,184	4,527,425	4,527,425		4,217,426	4,835,636	4,835,636
Fully diluted weighted average shares outstanding	4,217,184	4,594,382	4,594,382		4,217,426	4,925,815	4,925,815

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES					Exchange rate	6.3556
NON-GAAP MEASURES OF PERFORMANCE

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP basis)	(13,206,987)	(14,802,187)	(2,329,001)	(1,796,979)	(3,732,533)	(587,283)

Adjustments for non-GAAP measures of performance:
Add back amortization of intangibles	2,811,196	5,544,788	872,426	943,319	2,798,826	440,372
Add back share-based compensation expenses	901,508	1,637,076	257,580	300,901	369,582	58,151
Adjusted non-GAAP operating loss	(9,494,283)	(7,620,323)	(1,198,995)	(552,759)	(564,125)	(88,760)
Add back depreciation	1,383,129	1,347,691	212,048	419,082	486,493	76,546

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(8,111,154)	(6,272,632)	(986,947)	(133,677)	(77,632)	(12,215)

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-15%	-16%	-16%	-5%	-10%	-10%

Adjustments for non-GAAP measures of performance:
Amortization of intangibles	3%	6%	6%	3%	8%	8%
Share-based compensation expenses	1%	2%	2%	1%	1%	1%
Adjusted non-GAAP operating loss	-11%	-8%	-8%	-2%	-2%	-2%
Depreciation	2%	1%	1%	1%	1%	1%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-9%	-7%	-7%	0%	0%	0%

NON-GAAP EARNINGS PER SHARE
Net loss	(11,339,335)	(15,211,121)	(2,393,342)	(1,798,999)	(3,895,202)	(612,877)
Amortization of intangibles	2,811,196	5,544,788	872,426	943,319	2,798,826	440,372
Share-based compensation expenses	901,508	1,637,076	257,580	300,901	369,582	58,151
Adjusted net loss	(7,626,631)	(8,029,257)	(1,263,336)	(554,779)	(726,794)	(114,355)

Adjusted non-GAAP diluted loss per share	(1.81)	(1.77)	(0.28)	(0.13)	(0.15)	(0.02)
Shares used to compute non-GAAP diluted loss per share	4,217,184	4,527,425	4,527,425	4,217,426	4,835,636	4,835,636

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES					Exchange rate	6.3556
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2014	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(11,339,335)	(15,211,121)	(2,393,342)	(1,798,999)	(3,895,202)	(612,877)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation of property and equipment	1,383,129	1,347,691	212,048	419,082	486,493	76,546
Amortization of intangible assets	2,811,196	5,544,788	872,426	943,319	2,798,826	440,372
Loss on disposal of property and equipment	23,935	8,124	1,278	24,718	7,885	1,241
Allowance for doubtful accounts	1,234,511	3,035,808	477,659	(210,564)	1,377,155	216,684
Provision for loss in inventory and work in process	3,322,384	(2,393,289)	(376,564)	(931,114)	(1,070,152)	(168,379)
Compensation expenses	901,508	1,637,076	257,580	300,901	369,582	58,151
Deferred income taxes	(827,921)	(29,876)	(4,701)	477,562	478,127	75,229
Foreign exchange loss	6,276	(130,743)	(20,571)	(195)	(189,786)	(29,861)
Other noncash expense	891,945	3,042,653	478,736	891,945	3,042,653	478,736
Changes in assets and liabilities:
Trade receivables	(882,236)	2,364,987	372,111	(3,698,958)	(12,211)	(1,921)
Refundable value added tax	(2,583,766)	3,587,113	564,402	(2,278,099)	(645,016)	(101,488)
Advances to employees	(89,589)	120,897	19,022	130,631	200,570	31,558
Advances to suppliers	(30,667)	--	--	380,552	350,434	55,138
Other receivables	111,005	609,013	95,823	153,053	780,106	122,743
Prepaid expenses	(414,231)	(24,819)	(3,905)	(718,028)	802,797	126,313
Inventory and work in process	(24,390,379)	(27,288,122)	(4,293,557)	(6,483,221)	(6,877,439)	(1,082,107)
Trade payables	(4,088,019)	(674,108)	(106,065)	(1,014,328)	(1,345,174)	(211,652)
Other payables	459,164	(4,381,488)	(689,390)	5,008,943	676,724	106,477
Accrued expenses	(14,389,034)	(16,835,656)	(2,648,948)	(1,985,044)	(3,333,005)	(524,420)
Taxes payable	(10,173,713)	(7,102,555)	(1,117,527)	(1,997,338)	(1,369,183)	(215,429)
Advances from customers	41,054,969	26,764,691	4,211,197	32,148,853	17,678,739	2,781,600
Net cash provided by (used in) operating activities	(17,008,868)	(26,008,936)	(4,092,288)	19,763,671	10,312,923	1,622,654

Cash flows from investing activities:
Purchases of property and equipment	(1,544,660)	(2,099,897)	(330,401)	(667,106)	(761,610)	(119,833)
Payments for intangible assets	(11,414,104)	(7,438,759)	(1,170,427)	(2,458,874)	(2,593,302)	(408,034)
Cash received from disposal of property and equipment	3,300	(206)	(32)	--	(256)	(40)
Net cash used in investing activities	(12,955,464)	(9,538,862)	(1,500,860)	(3,125,980)	(3,355,168)	(527,907)

Cash flows from financing activities:
Proceeds from short-term loans	3,000,000	(692,003)	(108,881)	3,000,000	(3,000,000)	(472,025)
Proceeds from exercise of options by employees	55,805	178,880	28,145	--	--	--
Issurance of ordinary shares	--	19,750,212	3,107,529	--	--	--
Net cash provided by (used in) financing activities	3,055,805	19,237,089	3,026,793	3,000,000	(3,000,000)	(472,025)

Effect of exchange rate changes on cash and cash equivalents	(6,276)	130,743	20,571	195	189,786	29,861

Net increase (decrease) in cash and cash equivalents	(26,914,803)	(16,179,966)	(2,545,784)	19,637,886	4,147,541	652,581

Cash and cash equivalents at beginning of period	62,620,652	64,558,916	10,157,800	16,067,963	44,231,409	6,959,439
Cash and cash equivalents at end of period	35,705,849	48,378,950	7,612,019	35,705,849	48,378,950	7,612,019

Supplemental cash flow information
Interest paid	25,025	690,008	108,567	25,025	228,380	35,934
Income tax paid	3,736,424	3,042,230	478,669	--	--	--

CONTACT: Investor Contact:
         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 50916128
         ir@e-future.com.cn